Exhibit 99.1

GRANITE REIT COMPLETES C$300 MILLION OFFERING OF SENIOR UNSECURED

DEBENTURES AND REPAYMENT OF ITS C$300 MILLION TERM LOAN

February 4, 2025, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has completed its previously announced offering (the “Offering”) of C$300 million aggregate principal amount of Series 10 senior unsecured debentures bearing interest at Daily Compounded CORRA plus 0.77% per annum, payable quarterly in arrears, and maturing on December 11, 2026 (the “Debentures”). The Debentures are guaranteed by Granite and Granite REIT Inc.

Through an existing cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and floating rate interest payments related to the Debentures for Euro denominated principal and fixed interest payments, resulting in an effective fixed interest rate of 0.27% per annum for the term of the Debentures.

Granite also announced today that Granite LP has repaid in full, without penalty, its C$300 million senior unsecured non-revolving term facility, which had a maturity date of December 11, 2026, using the net proceeds from the Offering.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on SEDAR+ which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, and the Debentures may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Senior Director, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500	granitereit.com

Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated February 28, 2024 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three and nine month periods ended September 30, 2024 (“Q3 MD&A”). The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Q3 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500	granitereit.com